FILE No. 82-1824

REDCORP

NEWS RELEASE

November 19, 2004 News Release 04-24

Supreme Court of Canada Upholds Tulsequah Mine Approval

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to provide its understanding of the Supreme Court of Canada's decision, released on November 18 2004, on the adequacy of aboriginal consultation for the Tulsequah Mine Project. The Tulsequah Mine Project is owned 100% by Redfern Resources Ltd., a wholly-owned subsidiary of the Company. The decision results from the province of British Columbia's appeal of a 2002 ruling of the BC Court of Appeal which found fault with the adequacy of the Crown's aboriginal consultation in respect of the original 1998 project approval.

The decision clarifies the obligations of the Government and developers in respect of land use decisions in areas where First Nations have asserted aboriginal rights and title.

While the decision makes it clear that First Nations do not have veto rights over proposed developments, they must be consulted and their interests considered and accommodated. Those interests must be given weight in the land-use decision in question but also balanced with other societal interests.

The Supreme Court of Canada has ruled, unanimously, that Redfern Resources Ltd. and the Crown met their consultation obligations in respect of the mine project to date and, importantly, has held that Redfern and the Crown have accommodated the interests of the Taku River Tlingit First Nation ("TRTFN").

Redfern will continue to seek the involvement and cooperation of the TRTFN in respect to the ongoing development of the project. The Company looks forward to further consultation and discussions with the TRTFN and opportunities to enhance First Nation and local community participation in the economic benefits resulting from the proposed mine development.

Further information on Redcorp and Redfern can be obtained on the Company's websites at www.redcorp-ventures.com and www.redfern.bc.ca or by contacting the Company at (604) 669-4775.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775